August 3, 2016

Via EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Hillary Daniels

Dear Sir:

Re:	Valmie Resources, Inc. (the “company”)
Registration Statement on Form S-1
Filed June 30, 2016
File No. 333-212325

I am the sole officer and director of the company and submit this letter in response to a comment letter issued by the SEC on July 20, 2016. My response is as follows, with capitalized terms used but not defined herein having the meanings ascribed to such terms in the registration statement:

General

1.	Please provide a detailed factual and legal analysis of why the offering should not be characterized as a primary offering. In that analysis, clarify when the shares were issued to Crystal Resources Corp. and the relationships between your officers and directors and selling shareholders. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09 for guidance. We may have further comment.

Response: Except as disclosed in the registration statement in relation to the shares which I own personally, the offering should not be characterized as a primary offering because Crystal is only considered a related person to the company by virtue of the promissory note issuances and conversion described in the registration statement. For clarity, neither the company nor I is affiliated with Crystal in any way, nor, to my knowledge, has Crystal ever been a 5% or greater shareholder of the company.

As disclosed in the registration statement, the company issued all 2,000,000 shares of common stock being registered on Crystal’s behalf on April 26, 2016 in consideration for the cancellation of an aggregate of $200,000 in debt that began to accrue on July 30, 2015 and was evidenced by a series of promissory notes. Pursuant to the Debt Conversion Agreement and in connection with the issuance of such shares, which represented approximately 3% of the company’s issued and outstanding common stock on that date and now represent less than that amount, Crystal agreed to forgive any and all accrued or payable interest under the notes and release all security interests in the company’s assets, rights or other property. In the Debt Conversion Agreement, Crystal also provided a representation that it was acquiring the shares solely for its own account for investment purposes, and not with a view to the distribution thereof in a transaction that would violate the Securities Act or the securities laws of any state of the United States or any other applicable jurisdiction.

To the best of my knowledge, Crystal is not, nor has it ever been, in the business of underwriting securities, and under all the circumstances, it should not be considered to be acting as a conduit for the company.

Security Ownership of Certain Beneficial Owners and Management, page 32

2.	Please revise your filing to provide a complete beneficial ownership table as of the most recent practicable table, or advise. See Items 403(a) and (b) of Regulation S-K.

Response: The company has included a complete beneficial ownership table as of July 28, 2016 in the registration statement as requested. Please note that a total of 64,712,728 shares of the company’s common stock were held in the name of Cede & Co. as of that date, and that the identities of the beneficial owners of those shares were therefore unknown to the company.

Certain Relationships and Related Party Transactions, page 33

3.	We note the promissory notes disclosed in the Notes to Consolidated Financial Statements. Please revise your disclosure in this section to provide all of the information required by Item 404(d) of Regulation S-K. For example, you should provide the name of the individuals or entities to whom you issued convertible notes and disclose the basis on which the individual or entity is a related person. See Item 404(d) of Regulation S-K.

Response: The company has revised its disclosure in the registration statement as requested.

Exhibits

4.	We note your disclosure regarding the promissory notes that exist between the company and various parties. We also note your disclosure regarding the debt conversion agreement between the company and Crystal Resource Corp. Please file the executed promissory notes and the debt conversion agreement with your next amendment in accordance with Item 601(b)(10) of Regulation S-K.

Response: The company has filed the executed debt conversion agreement, which includes each of the executed promissory notes as schedules, as an exhibit to the registration statement as requested.

* * * * *

On behalf of the company, I acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ Gerald B. Hammack
Gerald B. Hammack